UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

EuroparkYakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Contact:

Alon Blue Square Israel Ltd.

Zehavit Shahaf, Adv.,

General Counsel and Corporate Secretary

Telephone: 972-9-9618504

Fax: 972-9- 9618636

Email: zehavits@alon-oil.co.il

ALON BLUE SQUARE NOTIFIED OF RECEIPT OF UPDATED OFFERS FOR ACQUISITION OF CONTROL OF THE COMPANY

COMPANY ALSO NOTIFIED OF VOTING INSTRUMENTS SENT

TO HOLDERS OF SERIES C DEBENTURES

YAKUM, Israel, February 12, 2016, Alon Blue Square Israel Ltd. (NYSE: BSI) (the “Company”) announced, in furtherance of its previous announcement, that it has been notified of the receipt of updated offers for the acquisition of control of the Company. The updated offers by Mr. Moti Ben-Moshe and Gindi Israel 2010 Ltd. both provide for the acquisition of the approximate 72.71% direct and indirect interest in the Company held by Alon Israel Oil Company Ltd. ("Alon") for NIS 115 million. The transactions would also include receipt of all rights derived from an approximately NIS 110 million loan that Alon Oil granted to the Company, including rights to a share issuance relating to such loan, if any, as well as the rights to a subordinate loan of NIS 60 million that Alon Oil granted to the Company.

A summary of the updated offers from Mr. Moti Ben-Moshe and Gindi Israel 2010 Ltd. has been submitted by the Company on a Form 6-K submitted to the Securities and Exchange Commission.

The Company was also notified that that voting instruments relating to these offers have been sent to the holders of the Series C Debentures. The Debenture holders will have until Monday, February 15 to vote on which offer, if any, their representatives will be instructed to conduct negotiations. In addition, the holders will also vote on a proposal to automatically call for immediate payment of the Series C Debentures on the earlier to occur of (i) sale of control of the Company by Alon Israel Oil Company (Alon) without approval of the Series C Debentures and (ii) elapse of 30 days without the submission of a petition to the court (with approval of the trustee and representatives of the Debentures) to convene meetings to approve a debt arrangement between the Company and its financial creditors. The holders will also vote on an alternative proposal to convene a meeting of the holders of the Series C Debentures after the elapse of 30 days to vote on whether to call for immediate payment of the Series C Debentures if by such 30th day a petition is not submitted to the court (with approval of the trustee and representatives of the Debentures) to convene meetings to approve a debt arrangement between the Company and its financial creditors. Lastly, the holders will vote on a proposal to authorize the trustee to postpone the payment date of principal and interest on the Debentures from time to time in the future to no later than April 15 (or, if earlier, the effective date of any decision to call the Debentures for immediate payment) after consulting with the Debenture holder representatives.

Each offer is subject to the approval of the Company, Alon, and the Company's financial creditors (and other closing conditions)

There is no assurance that Alon will sell its interest in the Company on the terms described above or in the Company's filings with the Securities and Exchange Commission or at all.

* * * *

Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates in five reportable operating segments. In the Fueling and Commercial Sites segment, Alon Blue Square through its 63.13% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd. is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 211 petrol stations and 220 convenience stores in different formats in Israel. In its supermarket segment, Alon Blue Square is a pioneer in the modern food retail, and its subsidiary, Mega Retail Ltd., currently operates through court-appointed trustees 127 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Houseware and textile" segment, Alon Blue Square, through its TASE traded 77.51% subsidiary, Na'aman Group (NV) Ltd. Operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Real Estate segment, Alon Blue Square, through its TASE traded 53.92% subsidiary Blue Square Real Estate Ltd., owns, leases and develops income producing commercial properties and projects. In addition, Alon Blue Square operates the clearance of gift certificates.

Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following: the uncertainty whether the Alon will sell its shares in the Company under the terms described in the Company's filings with the Securities and Exchange Commission or at all; the uncertainty of the sale of BSRE on favorable terms or at all; failure to reach a settlement with our bank lenders and holders of our Series C Debentures; the economic conditions in Israel on the sales in our stores and of our products and on our profitability; our ability to compete effectively against low-priced supermarkets, large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; fluctuations in the price of petroleum products and increases in excise tax rates imposed on the sale of petroleum products in Israel; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; government policies with respect to residential building may have a negative impact on our operations in residential building, and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2014. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

February 12, 2016	By:	/s/ Zehavit Shahaf
Zehavit Shahaf, Adv.
General Counsel and Corporate Secretary